SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

     In the Matter of                             CERTIFICATE
     Cinergy Corp., et al.                             OF
     File No.  70-9011                            NOTIFICATION

Public Utility Holding Company Act of 1935 ("PUHCA")

    Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated March 23, 1998 in the above docket (HCAR No. 26848):/1/

    1. At December 31, 1998, Cinergy's "aggregate investment" and "consolidated retained earnings" (both as used in rule 53(a) under PUHCA) were approximately $618.7 million and $948.6 million, respectively.

    2. Cinergy's aggregate investment at December 31, 1998 is equivalent to approximately 9.82% of Cinergy's total capitalization, approximately 9.72% of Cinergy's net utility plant, approximately 5.99% of total consolidated assets, and approximately 11.31% of Cinergy's market capitalization (each at December 31, 1998).


    3. At December 31, 1998, consolidated debt/2/, cumulative preferred stock, and common equity comprised approximately 58.0%, 1.5% and 40.5%, respectively, of Cinergy's consolidated capitalization.

    4.   At December 31, 1998, Cinergy's market-to-book ratio was 215%.

    Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning growth in retained earnings, net income and revenues of Cinergy's EWG and FUCO investments.

                            S I G N A T U R E

    Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       February 26, 1999

                                             CINERGY CORP.

                                             By: /s/William L. Sheafer
                                             Vice President & Treasurer

                                ENDNOTES

/1/ Any capitalized terms not defined herein have the meanings assigned in HCAR No. 26848 (March 23, 1998) (granting Cinergy authority to invest financing proceeds in EWGs and FUCOs up to 100% of consolidated retained earnings).

/2/ As used herein, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWGs and FUCOs to the extent normally consolidated under applicable financial reporting rules.